WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

May 26, 2011

Mr. Ryan Rohn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:   Hyperera, Inc.
         Letter from SEC dated May 18, 2011
         File No. 333-163035

Dear Mr. Rohn,

My client has reviewed the above letter and submits the following responses:

1.  According to Exchange Act Section 15(d), the first quarterly report of the issuer shall be filed either within 45 days after the effective date of the registration statement or on or before the date on which such report would have been required to be filed if the issuer had been required to file reports on Form 10-Q and Form 10-QSB as of its last fiscal quarter, whichever is later.

The registration statement of Hyperera, Inc. was declared effective on July 13, 2010; 45 days after effective is September 2, 2010, with 5 day extension possible.  Accordingly, the registration statement went effective after the end of the period and the registrant believed the next filing due was a 10-Q for the period ended September 30, 2010.  The registrant intends to file a quarterly report on Form 10-Q for the period ended June 30, 2010 as soon as practicable, but anticipates such filing will be made on or before June 20, 2011.

2. 10-K was Filed on May 18, 2011.

3. The date of our conclusion regarding the non-reliance on previously issued financial statements was April 18, 2011.  Then our management and accounting staff were working on the revisions and disclosures.  Due to it’s our first time to file 8-K and related amendment filings, and we were spending a little more times than we expected to reconcile interpretations and discrepancies of local Chinese accounting rules versus USA GAAP.

4.  8-K/A and 10-Q/A were revised and updated.  The reasons to file 8-K and 10-Q/A were explained as follows:

The Company’s business operation and sales activities were through Hyperera (Beijing) Technology Co, Ltd., which is 100% owned subsidiary of Hyperera, Inc.  Hyperera (Beijing) Technology Co. Ltd. was required to report and comply with all local Chinese tax and accounting rules.  Based on the Chinese tax accounting principles, the sales revenue and accounts receivable are allowed to be realized at sales contract price if the contract price was fair market value. Accordingly, in the previous issued unaudited interim financial statements for nine months ended September 30, 2010, the total software sales revenue of $298,529 was mistakenly recorded when the sales orders and sales contracts were signed.  In fact, Hyperera’s consolidated financial statements should comply with the USA GAAP, instead of any other accounting principles.  In accordance with FASB ASC 985-605-25-3, Software Revenue, if the arrangement does not require significant production, modification, or customization of software, revenue shall be recognized and earned when all of the following criteria are met:
a. Persuasive evidence of an arrangement exists (paragraphs 985-605-25-15 through 25-17).
b. Delivery has occurred (paragraphs 985-605-25-18 through 25-29).
c. The vendor’s fee is fixed or determinable (paragraphs 985-605-25-30 through 25- 40).
d. Collectibility is probable (paragraphs 985-605-25-13 through 25-14 and 985-605-25-30 through 25-40).  Revenues are recognized from product sales upon shipment, which is the point in time when risk of loss is transferred to the customer, net of estimated returns and allowances.  The Company had three sales orders signed for software sales in September 2010, however the software sales were unfinished.  Due to the three hospitals Hyperera intended to install the software are state-owned and need additional approval process for foreign owned companies to provide our Clinical Information System (CIS) software, our sales orders were still in pending.  According to FASB ASC 985-605-25, there was no software sales revenue recognized.  Accordingly, all software sales entries were reversed, and all other adjustments in the adjusted consolidated financial statements were due to the reverse entries of software sales revenue.  Therefore, the comparative financial statements of prior periods have been adjusted to apply the correct accounting method retrospectively.  The financial statement line items for the period January 1, 2010 through September 30, 2010 were affected by the change of the financial data, which were filed in 8-K and 10-Q/A.

5.  Amended.

6.  We have included the following explanatory note in the beginning of the filing to explain the nature of the amendment:

EXPLANATORY NOTE

On May 16, 2011, we filed our first Amended Form 10-Q/A for the period ended September 30, 2010 to reflect the financial statement restatement as set forth in our Form 8-K filed May 13, 2011.  We are filing this Second Amended Form 10-Q/A for the period ended September 30, 2010 and a related Form 8-K/A to respond to SEC comments concerning the May 13, 2011 Form 8-K filing.

7.  We have revised this Item as requested as follows:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not effective.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.